Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

AssetTV – SPAC Road - The Forest Road Company
May 4, 2021

Corporate Participants:

Jenna Dagenhart - AssetTV Host

Zachary Tarica, Chairperson of the Board of Directors and Chief Investment Officer Founder of Forest Road Acquisition Corp. and Chief Executive Officer of The Forest Road Company, LLC

Jeremy Tarica, Head of SPACs and Opportunistic Investments of The Forest Road Company, LLC

https://www.watchinvestortv.com/video/forest-road-company

TRANSCRIPT

Jenna Dagenhart: Joining us now from the Forest Road Company, we have CEO, Zachary Tarica, and head of SPACs and opportunistic investments, Jeremy Tarica. Let's start with an introduction to Forest Road. Zachary, why don't you kick us off with your company background, verticals, and team overview.

Zachary Tarica: Thanks so much. We do a lot of different things at Forest Road. You hit on the SPACs, which we got into from our tax credit lending, brokering, and servicing business. We also own a domestic distribution business. At the core of it all, we are democratizing access to capital for people that are creating things, whether that's for real estate, for renewable energy, or for media and entertainment assets.

Jenna Dagenhart: Why did Forest Road pursue this SPAC road? What did you see as the market opportunity?

Zachary Tarica: I think we were really excited about the ways in which companies were going public and what a company can do with access to the public markets. I think there's also the element of what opportunity set there is for people to invest in great private businesses. So historically, when you look at the amount of capital that has sat at private equity firms in 10 year lockup structures with big fees that are being earned by the private equity vehicle, there's not a lot of opportunities to invest in great private businesses that would have access to the public markets. And so, the thing that we really honed in on at Forest Road is the opportunity set for the teacher in Nebraska making $65,000 a year, and their ability to invest in a great private business and how difficult that was. What this SPAC product does is allow for that person to invest in a deal like Beachbody, that we're doing with our first SPAC. And that's something that that person has never had access to before. The SPAC is a great way for really changing the dynamics, both for a company to be public, but also for a private individual to buy into what was normally a private equity transaction that they didn't have access to.

Jeremy Tarica: The core principle and DNA of the business from the get go, which started as lending capital, financing films to independent filmmakers lending against tax credits, was taking really solid, sound, risk adjusted investments and generating returns for the limited partners of the Forest Road Company. And when we saw what was going on in the broader finance landscape and in the private market, and as companies were thinking about options and alternatives to get public, it really fit very perfectly into what the core DNA was, and that was using our operator-led background, our expertise in the media and entertainment space to go after, and partner with companies to take them into the public market, and ultimately take that same sound, risk adjusted investment approach to the SPAC vehicle.

Jenna Dagenhart: To quickly follow up on that, can you share an overview of the SPAC Road platform?

Jeremy Tarica: Totally. We call it SPAC Road. Right now, we think of sequentially launching SPACs. We had a SPAC out in the market that we launched in November called Forest Road Acquisition Corp. We announced a deal with a company called Beachbody and Myx Fitness, a three-way merger, and then came out with our second SPAC. From the get-go, we did think that we would be successful in this journey to ultimately launching a broader platform that would do multiple SPACs, service a variety of different pieces of the value chain in a special purpose acquisition company realm of things. And so we don't want to get ahead of ourselves in saying that we're serial SPAC-ers or a platform to launch several SPACs, but we think the vehicle is really interesting, is going to stick around for a while, and we have a differentiated approach to how we go about thinking about SPAC partnerships and merger potentials. And ultimately, we would like to build this into a platform where we have a great reputation of investors backing our SPACs, seeing great returns for those SPACs, bringing great private companies and making them exceptional public companies, and also figuring out ways, whether it's advising on other SPAC transactions or private companies thinking about a few alternatives, or even sponsoring or helping others sponsor their own SPAC. We think we want to be flexible and utilizing the knowledge we've accumulated over the past year, really, in helping people kind of pursue this. So that, I think, is a general overview of what SPAC Road is.

Jenna Dagenhart: Can you elaborate on that? Who's on the SPAC Road investment team?

Zachary Tarica: There's a number of ways to look at our team. Across the portfolio of companies that we own, operate, and control, there are 70 investment professionals, whether that's on the branding, marketing, accounting, legal, or investment side. Jeremy runs that team. But the pairing or the grouping of that is everyone from our CEO on FRX One, Keith Horn, who's the COO of Elliot Management, a $15 billion plus hedge fund, maybe $50 billion plus hedge fund. At the point when Keith left, I believe it was in the mid teens. Tom Staggs, who's the former CFO and COO of the Walt Disney Company, Kevin Mayer, who, before leading Tik Tok, and as the COO of ByteDance, the holding company that owned Tik Tok, was the developer of Disney Plus and was an integral part of everything that Disney is succeeding at today because of the infrastructure and the blueprint that he created while at Disney. Soleil Metta who worked with Tom and Kevin at Disney. And then, I think what makes us great investors, and I don't want to belittle any of the people that have gone through that banking career or have honed their Excel modeling skills, is we have the ability to partner with incredible individuals like Martin King and like Peter Schlessel and Mark Burg, and, again, operators, people that have worked in this space that understand what it is like to deal with the ins and outs and the intricacies of building that enterprise value. And that's what makes our team unique and makes us, I think, an amazing SPAC sponsor to partner with.

Jeremy Tarica: And we really take an approach that's probably a dual prong. You have the star studded cast that is exceptional executives that are industry leaders in every real area of media and entertainment, specifically as it pertains to our earliest SPACs. But then you have the layer underneath the foundation and the infrastructure that we have in-house. And as we were thinking about the SPAC market at large, when we were going after this, we really thought what was different about Forest Road sponsored SPACs would be the fact that we are truly a corporate sponsor, and so we do have resources in-house, whether it's investment bankers, accountants, just general analysts, a marketing team. We have resources to bring to bear in transactions that are truly differentiated than other SPAC teams. There are many SPACs out there. Nothing against them, but what we think makes us stand out is they are just a team that is going through a SPAC. We are an operation and an organization that is pursuing, on a day-to-day basis, business in the media entertainment space, renewable energy space, real estate. We have a core company that just so happens to be sponsoring SPACs now. And so, we really think one of the big differentiators for many SPACs down the road will be the teams that have in-house resources to support the companies they go after.

Jenna Dagenhart: Jeremy, how would you describe your investment process, sector focus, and due diligence? Zachary mentioned the importance of the process.

Jeremy Tarica: That's a great question. We think about it in a few different ways. One, we want to make sure we have a framework that stays constant, because there are so many companies out there that we assess, and inbounds and targets we have on our pipeline lists that we go after and pursue. And having a set framework is really key. We think about, broadly, what is the company doing? What is the business model? How does that company operate? What is the total addressable market and the problem ultimately that company is solving? I think with Beachbody, it's a really good example of - that's a TAM that is a $1.5 trillion plus a total addressable market. And the problem they're solving is people not having a great time working out in other ways, and they help people get started and begin their workout journey. And so, I think the investment process is you have criteria that you really want to stay disciplined on as you assess different opportunities. And then as you filter in opportunities, you have levels of diligence that you go through. It's understanding the business, the commercial pieces of diligence, legal diligence, accounting diligence. There are many different tiers to it. And obviously central to the whole deal making experiences is valuation analysis and really understanding that. We have a team in-house, predominantly on the core SPAC Road team, it's former investment bankers that actually happened to be within the telecom media technology space, so they have an area of expertise. And we are prepared to move really, really quickly and go very, very deep when we have to on opportunities that we like.

Jenna Dagenhart: Speaking of opportunities, in February, the first SPAC by Forest Road announced a three-way merger with the Beachbody company and Myx Fitness. That deal is expected to close in the second quarter of 2021 listed on the New York Stock Exchange under the ticker of BODY, B-O-D-Y. Tell us about that deal.

Jeremy Tarica: I think it's a great example of how quickly we can move. And when we have conviction, we're really able to dig super deep and do the diligence required and ultimately execute a transaction that we are really in love with. And what happened there was we came out with our IPO, we were actually reached out to by the company as what would be a great strategic partner, potentially for the Beachbody business. Myx was also at the table. They were exploring a transaction kind of away from us. They were exploring ways that they could work with Myx Fitness, which is essentially, we like to call it Peloton for the 99% of connected fitness business, selling a bike. And that is a business that has seen tremendous growth. And so we thought this would be a great, really unique opportunity to put Beachbody, a true pioneer in at-home fitness and has undergone a five year digital transformation where they put all this behind two of their consumer-facing platforms, Beachbody On Demand and OpenFit, where there's just the deepest catalog of fitness content, and then you couple that with the opportunity to get Myx in the mix, no pun intended, where we saw a really great platform that could excel as a public company. That ticker will be BODY, B-O-D-Y. We think that's pretty cool. And that transaction we're hoping to close in Q2 of this year. And we are exceptionally proud of the management team there and what we think the company can do in the future.

Jenna Dagenhart: That ticker will be easy to remember, BODY. How did you identify this opportunity and how did investors respond to the deal?

Jeremy Tarica: I would say it was a unique one. As I mentioned, it was something that came to us. I think members of the team were familiar with the company just from personal experience. And I used to do Insanity and some people used to do P90X workouts. And so it was a familiar brand and it truly is such a powerful consumer brand. But this one came to us and we immediately saw, particularly with Tom Staggs and Kevin Mayer, really clear parallels to their work at Disney building a massive media juggernaut around evergreen content. And we saw a ton of similarities between the library at Beachbody, that content that has been - some of it is made 15 years ago and still get 5.8 million views as of last year, such as P90X for example, or an Insanity. So we saw it was a unique way to bring our operator-led strategic partnership approach to bear and really help the company as they grow the digital subscription base and broaden out to be this M&A machine for the health and wellness space. And it was really something that immediately caught our attention. We were assessing other opportunities and there's a mix of ones that we go after and ones that come to us. But ultimately, we thought that this was a great opportunity, and the more we dug in, the more we fell in love with it.

Jenna Dagenhart: And there's so much that goes into different products and services that consumers might not always realize when they're doing an hour workout. You alluded to the strength of your team earlier, and your strategic advisors include three former Disney senior executives, Shaq O'Neal and Martin Luther King III. What value do they bring to shareholders?

Zachary Tarica: Look, Tom and Kevin and Soleil at Disney did some of the most transformative media acquisitions maybe ever, in Pixar and Lucas and Marvel, to name some of the deals that they've been a part of. They have been at the forefront of content creation and storytelling from a branding perspective. And so there's a ton of similarities in this business around the content side. It is no secret to anyone that premium IP retains value and appreciates. And this is what this company has. Most viewers for Asset TV, I'm sure have heard, if not participated, in P90X workouts, a 10 year plus year old workout program. It still has an enormous amount of viewership. People still do a workout that came out, I think, pre-2010. And so that speaks to the premium IP nature. There's a great chart in the S4 that was released. And in that, it highlights how strong that IP is. And that's one of the things that this team is really capable of building out. Then you look at Kevin's experience at Tik Tok, and what allowed for that platform to succeed so well behind, from a technological standpoint and from a marketing standpoint. And so I think across the board, from Keith Horn, the CEO, down to our advisory group, you mentioned Shaquille O'Neal, who's an investor in Forest Road, a tremendous investor. And you look at the opportunities for these people to contribute and participate in the success of this company. It's going to be an amazing collaboration between people like LeBron James and Arnold Schwarzenegger and Shaquille, who we referenced. So there's a lot of heavy hitters in this thing, a lot of people that are really excited about this platform. And the ultimate goal of this business is to lead people to a healthy and fulfilling lifestyle. And this program and platform gives people that avenue for it. And there's this connected component to the community, and this deep investment that people make in their lives when they subscribe and participate in the Beachbody platform. And that is what ultimately is the most exciting thing about this platform for us.

Jenna Dagenhart: So at the end of the day, what's the target valuation and outlook for FRX?

Jeremy Tarica: As Zach was saying for the Beachbody deal, we did a deal at $2.9 billion enterprise value. And we think that on a multiple basis, as you could look at it pretty simply, two times 2022 revenue, 2.7 times 2021 revenue, we think that the multiples speak for themselves in terms of some of the peers that we look for and comp to as we were thinking about valuation. But most importantly, this is an asset unlike any other, and we think in the public market, with a public currency, and as people learn more about the story, they'll really understand how unique this business is. And so I obviously can't speak to what we think target valuation is over time, but ultimately, we have a ton of conviction that if it trades in line with some of the peers that we've laid out in some of the materials that this is going to be a really successful transaction for everyone involved.

Jenna Dagenhart: And recently, in March, Forest Road Acquisition Corp. II began trading on the New York Stock Exchange, ticker FRXBU. Was there any change in the team or process from the first SPAC?

Zachary Tarica: I think what we're pumped about and is super exciting for us is Tom and Kevin are the co-CEOs and chairman of FRXB, our second SPAC. I think the thing that we added that we're most excited about is we took a spin on a TMTC, so telecom, media, technology, and consumer. And so we've started that process. We are taking meetings with perspective business combinations, as I referenced to you. The dating has started, and we're looking for that marriage. And so we're really excited to be out in the market. It's a really exciting time to be working with potential, eventually, public companies. And so it's a lot of fun.

Jeremy Tarica: And Tom and Kevin are co-CEOs of the second SPAC for us, so that's really unique. They're obviously a power duo in the TMT landscape, and they're really fired up about it. But that aside, the team in-house at Forest Road is the same squad going after it. And we think that's kind of unique about the platform we're trying to build, where we're staff agnostic, or ultimately executive agnostic in that we can help support multiple SPACs in the market at once. But Tom and Kevin are just phenomenal and truly world-class leaders and operators, and we're really excited to be working with them and for them as we go and explore other potential great transactions. And I think right now, most of our efforts are focused on making sure we get Beachbody done as quickly as possible and get that deal closed, and we're also obviously, with our second SPAC, exploring really interesting opportunities for that one.

Jenna Dagenhart: In conclusion, why should investors include SPACs in their portfolios? And why should they invest with Forest Road specifically?

Zachary Tarica: We have an incredible team. Investing is betting on people. I don't care what anyone else says. With us, you're betting on world-class executives, a formal team of bankers, lawyers, accountants that truly do the work, really dig into a host of situations. We joke a parade of horribles where we expect that anything that can go wrong will go wrong. We assess all forms of different scenario analysis and return profiles for investments. And we're bringing to market opportunities that people generally would not have the ability to invest in. Historically, the stuff we're doing would sit at a private equity firm for eight years and have some five to 10 times MOIC and be at a tremendous risk adjusted return. What we're doing with our platform is we're bringing that investment set to the masses, to the public, to the retail market, and we're asking people to bet on the diligence we've done, the operational expertise we have in the underlying business, and our wherewithal and ability and rolodex to bring great private companies into the public markets to make them exceptional.

Jeremy Tarica: So those who say that there's a SPAC bubble, I understand what you're saying. We see it. We're on the front lines. We understand the amount of SPACs that are in the market. But what a lot of people don't see is there has been a long stretch of private equity capital funding, a lot of great private companies that are ready to become public companies. And we think there's a huge opportunity to do that. So with the SPAC products itself, if you have a team that you trust and you believe that they could go and source really differentiated deep deals, then it's a great opportunity to essentially invest in an IPO. Because if you invest in our shares pre-announcement of a deal, the capital we have in our staff, we're going to use that merge with a private company and take that private company public. So it's pretty unique given the retail community and just investors that want to support us, the opportunity to look at deals the way we look at deals and hopefully take great private companies public.

Jenna Dagenhart: Well, Zachary, Jeremy, thanks very much for joining us.

Zachary Tarica: Thanks so much.

Jeremy Tarica: Thank you, Jenna. I appreciate it.

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IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Beachbody and the Company, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination n, future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the Business Combination.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.

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